SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For July 12, 2005
    -------------

                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F   X                    Form 40-F
                             -----                            -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                              No   X
                       -----                           -----

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           BONSO ELECTRONICS REPORTS EARNINGS UP 679% FOR THE QUARTER
                              AND 48% FOR THE YEAR

Hong Kong, July 11, 2005/ - - Bonso Electronics International, Inc (NASDAQ:
BNSO) today reported net income of $1,270,000 or $0.21 per share (diluted) on net sales of $13,861,000 for the fourth fiscal quarter ended March 31, 2005. This represented an increase of 679% in net income and decrease of 17% in net sales as compared to $163,000 or $0.03 per share (diluted) on net sales of $16,624,000 posted during the same period last year.

Net income for the fiscal year ended March 31, 2005 increased 48% to $3,350,000 or $0.55 per share (diluted) as compared to $2,268,000 or $0.37 per share (diluted) posted during the same period last year.
 Net sales for the year ended March 31, 2005 decreased 7.2% to $69,602,000 from net sales of $74,964,000 for the year ended March 31, 2004.

Mr. George O'Leary, President and CEO stated: "We accomplished these results, over the last year, at a time when the price of raw materials and skilled labor costs were increasing. We were able to offset some of these material cost increases by initiating design and manufacturing process changes. Further contributing to the increase in net income was a reduction in administration and general expenses, specifically legal and professional fees as a result of the resolution of all pending legal proceedings."

"While our sensor based product sales increased approximately 2% over last year, it was not enough to offset the reduction in sales of approximately 25% in our telecommunications products business. We are cautiously optimistic that sales will continue to grow in the sensor based product area, as they have all year, as a result of increases from our current customers, new customers and the apparent good reaction to new product introductions we have made. We believe that telecommunications product sales will continue to be soft in the near term due to seasonality associated with telecommunications products, but we anticipate resurgence as our OEM customers release new offerings".

Mr. George O'Leary further said: "Throughout fiscal 2005, we have been enjoying the benefits of generating positive cash flow from operations. Our cash position at the end of the year is $9.7 million ($1.74 per share). We are continuing to invest in expansion of our plant and equipment to support future growth. We believe that we have many opportunities to exploit, and believe we will have the financial resources to implement the initiatives we choose. With minimum long-term debt and a strong balance sheet, we intend to continue to invest in the future of Bonso through the development of new products and technologies, facilities and capital equipment. We believe we have growth potential in both the sensor based and telecommunications markets we serve. Business challenges notwithstanding, we remain confident in the overall strategy and growth plan we are implementing."

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.

The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to risks associated with the uncertainty of future financial results, seasonality of scales of certain products, additional financing requirements, development of new products, government approval

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

processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

BONSO ELECTRONICS
INTERNATIONAL INC.
CONSOLIDATED INCOME
STATEMENT
(In Thousands of U.S.
Dollars)

                                           Three months           Twelve months
                                          ended March 31          ended March 31
                                         ----------------        ----------------
                                         2005        2004        2005        2004
                                         ----        ----        ----        ----
                                       Unaudited   Unaudited   Unaudited    Audited

Net sales                                 13,861      16,624      69,602      74,964

Cost of sales                             -8,562     -10,996     -53,138     -57,481

                                       ---------   ---------   ---------   ---------

Gross margin                               5,299       5,628      16,464      17,483

Selling expenses                             603       1,005       2,595       3,122

Salaries and related costs                 1,400       1,087       5,216       5,150

Research and development                     378         400         710         740
expenses

Administration and general                 1,611       2,658       4,079       5,439
expenses

Amortization of Brand Name                    50          51         200         200

                                       ---------   ---------   ---------   ---------

Income  from operations                    1,257         427       3,664       2,832

Interest expense and interest income          64         109        -336        -443

Other income                                  78         -45         372         225

Foreign exchange (loss)/gain                 -39         -30         -98          15
                                       ---------   ---------   ---------   ---------

Income  before income taxes and            1,360         461       3,602       2,629
minority interest

Income tax benefit                           -51        -384        -266        -402

                                       ---------   ---------   ---------   ---------

Net income before minority interest        1,309          77       3,336       2,227

Minority interests                           -39          86          14          41

                                       ---------   ---------   ---------   ---------

Net income                                 1,270         163       3,350       2,268

                                       =========   =========   =========   =========

Earnings  per share

 Basic                                      0.23        0.03        0.59        0.40

 Diluted                                    0.21        0.03        0.55        0.37

Weighted average shares                6,054,303   6,060,264   6,054,303   6,060,264
Outstanding


BONSO ELECTRONICS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEET
(In  U.S. Dollars)
                                                        March 31       March 31
                                                       ----------     ----------
                                                          2005          2004
                                                          ----          ----
                                                       (Unaudited)    (Audited)

Assets

Current assets

Cash and cash equivalents                               9,707,588     10,815,279

Restricted cash deposits                                    4,848          4,337

Trade receivables, net                                 10,735,968     10,389,769

Inventories                                            11,402,239     10,881,932

Tax recoverable                                           486,618         58,464

Deferred income tax assets - current                       52,057         52,057

Other receivables, deposits and prepayments             1,428,784        888,658
                                                       ----------     ----------

Total current assets                                   33,818,102     33,090,496

                                                       ----------     ----------

Deposits                                                   72,789        617,056

Long term investment                                      500,000              0

Deferred income tax assets - non current                   46,849         15,178

Goodwill                                                1,100,962      1,100,962

Brand name, net                                         2,197,392      2,397,392

Other intangible,net                                      543,138              0

Property, plant and equipment, net                     14,311,986     16,377,361


Total assets                                           52,591,218     53,598,445
                                                       ==========     ==========

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



Liabilities and shareholders' equity

Current liabilities

Bank overdraft                                                               281,085      156,429

Notes payable                                                              3,465,591    3,244,194

Accounts payable                                                           7,196,175    8,280,039

Income taxes payable                                                            --        279,485

Accrued charges and deposits                                               1,978,222    2,951,797

Short-term loans                                                           4,742,685    4,599,652

Current portion of long-term debt and capital lease obligations              425,747      678,397

                                                                          ----------   ----------

Total current liabilities                                                 18,089,505   20,189,993

                                                                          ----------   ----------

Long-term debt and capital lease obligations, net of current maturities      525,875    1,158,081

Deferred income taxes                                                         43,856       39,718

Minority Interests                                                              --         14,203

Redeemable Common Stock

Redeemable Common Stock par value $0.003 per share                              --      1,445,808

- issued and outstanding shares: 2004-180,726 ; 2005 - 0

Shareholders' equity

Preferred stock par value $0.01 per share

   - authorized shares - 10,000,000

   - issued and outstanding shares : 2004 - 0; 2005-0

 Common stock par value $0.003 per share                                      16,729       16,579

   - authorized shares - 23,333,334

   - issued and outstanding shares: 2004-5,527,639; 2005-5,577,639

 Additional paid-in capital                                               21,764,788   21,665,801

 Retained earnings                                                        11,307,642    8,515,793

 Accumulated other comprehensive income                                      842,823      552,469

                                                                          ----------   ----------

                                                                          33,931,982   30,750,642

                                                                          ----------   ----------

Total liabilities and shareholders' equity                                52,591,218   53,598,445

                                                                          ----------   ----------


For more information about Bonso, please contact

In US - George OLeary,
Tel: 1-949-760-9611
Fax: 1-949-760-9607

In Hong Kong - Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)



Date:  July 12, 2005                       By:  /s/  George O'Leary
                                              ----------------------------------
                                                     George O'Leary, President
                                                     and Chief Executive Officer